# SEC Schedule 13D/A (Amendment No. 007) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anixa Biosciences Inc, CIK 0000715446
CUSIP: 03528H109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3150 Almaden Expressway, Suite 250, San Jose, California (CA), 95118
Date of event which requires filing of this statement: 01/02/2025
Amends the filing with accession number 0001513162-15-000408
Filed by CIK 0001191905
Persons authorized to receive notices and communications: Amit Kumar, 3150 Almaden Expressway, Suite 250, San Jose, California (CA), 95118, 408-708-9808

## Reporting persons
- Amit Kumar (CIK 0001191905): type of reporting person: individual (IN); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 5,653,343; shared voting power 0; sole dispositive power 5,653,343; shared dispositive power 0; aggregate amount beneficially owned 5,653,343 (15.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Anixa Biosciences Inc

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Dr. Kumar beneficially owns 5,653,343 shares of the Issuer, consisting of 516,925 shares of common stock held directly and 5,136,418 shares of common stock issuable upon exercise of stock options held directly and exercisable within 60 days. Such shares represent a total of 15.1% of the Issuer's outstanding shares of common stock, an increase from the 13.5% reported on Dr. Kumar's Amendment No. 6 to Schedule 13D. The change in ownership is the result of market purchases, the vesting of previously outstanding stock options, a change in the number of stock options that are not yet exercisable but will be exercisable within 60 days and the receipt of newly granted stock options. On January 2, 2025, Dr. Kumar was granted a stock option to purchase 700,000 shares pursuant to the Anixa Biosciences, Inc. 2018 Share Incentive Plan (the "Plan") at an exercise price of $2.37 per share pursuant to the Plan. The option expires on January 2, 2035 and vests and becomes exercisable in thirty-six (36) equal monthly installments beginning January 31, 2025. Those shares vesting within 60 days are included in the 5,136,418 shares of common stock issuable upon exercise of stock options beneficially owned by Dr. Kumar as of the date hereof.

Dr. Kumar has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above. There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

## Signatures
- Amit Kumar: /s/ Amit Kumar, Amit Kumar (01/03/2025)